UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
SmartGurlz US Inc.

Legal status of issuer

       Form
       C-Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       May 3, 2017

Physical address of issuer
235 w 48th St, Suite 22K New York, NY 10036

Website of issuer
https://www.smartgurlz.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
June 29, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$535,156	$285,603
Cash & Cash Equivalents	$33,127	$42,261
Accounts Receivable	$0	$0
Short-term Debt	$116,573	$48,531
Long-term Debt	$728,365	$106,137
Revenues/Sales	$765,177	$106,194
Cost of Goods Sold	$334,763	$57,350
Taxes Paid	$0	$0
Net Income	-$440,717	-$395,439

The above reflects the consolidated financials of SmartGurlz US Inc. and its subsidiary SmartGurlz A/S.

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
April 20, 2018

SmartGurlz US Inc.



Up to $1,070,000 of Crowd Notes

SmartGurlz US Inc. ("SmartGurlz", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by June 29, 2018. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by June 29, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to June 29, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue

reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019

Once posted, the annual report may be found on the Company's website at www.smartgurlz.com\a

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/smartgurlz

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

SmartGurlz US Inc. ("SG Inc.") is a Delaware corporation incorporated on May 3, 2017.

SmartGurlz A/S ("SG AS") was initially formed on April 30, 2015 as a private limited company ("ApS") in Denmark with the purpose to develop, manufacture, and market STEM products. On August 23, 2016, SG AS changed to a stock- based corporation.

On August 21, 2017, a stock exchange agreement was approved and executed by the board of directors. Pursuant to this exchange agreement, the three shareholders holding all authorized shares of SG AS agreed to exchange all their shares of SG AS for a proportional amount of the total authorized shares of SG Inc. This resulted in 767 shares of SG AS stock exchanged for 1,000,000 shares of SG Inc. Upon the execution of the agreement, SG AS became a wholly-owned subsidiary of SG Inc. There was no change in relative control between the three shareholders as a result of this stock exchange. For financial accounting purposes, the exchange resulted in a recapitalization in which the consolidated financial statements are prepared retroactively to include operations of SG AS prior to the merger.

The Company is located at 235 w 48th St, Suite 22K New York, NY 10036

The Company's website is https://www.smartgurlz.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/smartgurlz and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,070,000
Purchase price per Security	Determined in conjunction with a broker-dealer.
Minimum investment amount per investor	$1,000
Offering deadline	June 29, 2018
Use of proceeds	See the description of the use of proceeds on page 11 hereof.
Voting Rights	See the description of the voting rights on pages 9 and 16.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of $853,964 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company was originally formed as a foreign company, operating overseas and headquartered in Denmark, which may pose unknown risks. To the extent the Company continues operations overseas, it is subject to foreign laws and regulations regarding privacy, data protection, and other matters. Foreign data protection, privacy, and other laws and regulations are often more restrictive than those in the United States. These foreign laws and regulations are evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain.

Cyclical and seasonal fluctuations in the economy and in traditional retail shopping may have an effect on our business. Both cyclical and seasonal fluctuations in traditional retail seasonality may affect our business. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The Company's cash position is relatively weak. The Company currently has only $33,127 in cash balances as of December 31, 2017. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive recruitment space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

The Company has a manufacturing contract with a company that manufactures the product in China. There is the potential that the company could experience manufacturing difficulties and have trouble shipping on time as a result. If the Company uses a single or limited number of suppliers, they may be at risk of shortage, price increases, changes, delay, or discontinuation of key components, which could disrupt and adversely affect its business.

The development and commercialization of our products and services are highly competitive. We face competition with respect to any products and services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products and services.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Sharmi Albrechtsen and Jesper Nissen. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $7,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $7,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $7,000,000 valuation cap, so you should not view the $7,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investment management agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 82.18% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
SmartGurlz is a line of friendly self-balancing robots and action dolls that engage and encourage girls to learn to code. Connected via smartphone or tablet, SmartGurlz allows girls 6 and up to immerse themselves in Science, Technology, Engineering and Math (STEM). SmartGurlz Inspires the female leaders of tomorrow, today.

Business Plan
Our major activities will be focused on increasing market share with awareness marketing. This year, we will launch a new male character as well as accessories. In addition, we are really excited about a new subscription model we are planning that includes a monthly SmartGurlz pouch with new activities, maps and learning exercises.

The Company's Products and/or Services

Product / Service	Description	Current Market
Siggy Robot	App-controlled, self-balancing scooter with action character as well as learning app	Middle-income families with girls aged 5-12 years old

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our customers are middle-income families.

Intellectual Property
The Company is dependent on the following intellectual property:

Trademarks

Application or Registration #	Mark	File Date	Grant Date	Country
86-547,870	SMARTGURLZ (STANDARD CHARACTER MARK)	March 23, 2016	April 12, 2016	USA

Patents and Provisional Patent Applications
The Company has filed provisional patent applications for the below. The filing of a provisional patent application in no way guarantees that the patent will be issued. The Company has not yet secured any issued patents, and the securing of an issued patent is in no way guaranteed by the filing of a provisional patent application.

Application or Registration #	Title	File Date	Country/Organization
29589544	TOY SCOOTER	January 3, 2017	USA
003340397-0001	SmartGurlz Design	June 16, 2016	EUIPO

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 44.50% of the proceeds, or $11,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 9.35% of the proceeds, or $46,750 towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.36% of the proceeds, or $89,500, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Marketing	50%	40%	60%
Hires and operation	40%	40%	30%
Product development	10%	20%	10%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Sharmi Albrechtsen	CEO, Director (April 2015 – Present)	N/A
Jesper Nissen	COO, Director (April 2015 – Present)	N/A
Pauli Andersen	Director (April 2015 – Present)	Director E/ F Consulting (March 2006 – Present)

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 5 employees and a number of consultants in New York and Denmark.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may	Percentage ownership of	Other material terms

			limit, dilute, or qualify the Securities issues pursuant to this Offering	the Company by the holders of such securities prior to the Offering	
Common Stock	1,000,000	Yes	N/A	100%	N/A
Common Stock Warrant	TBD	No	Additional shares will be issued if the warrants are exercised, resulting in dilution of potential ownership interests that can be obtained if the note issued pursuant to this offering is converted to equity.	0%	OTRA Capital Partners LLC, will receive warrants with a term of ten (10) years following the Termination Date of the loan agreement, with an aggregate exercise price equal to $60,000, with a per-security exercise price that equal the share price at the next financing round (the "Warrant Exercise Price"). The number of securities underlying each warrant to be issued will be determined by taking the aggregate price of each warrant, and then dividing that sum by the Warrant Exercise Price when it is capable of being calculated.

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Loan	OTRA Capital Partners LLC	$ 150,000	Monthly payments that are the greater of $1,192 and monthly realised gross profit	Loan is repaid when the total aggregated payments amount to $ 180,000	First Priority Security Interest in all intangible and	February 2019	Warrants are issued as part of loan agreement

				less commissions to Choon design	tangible assets.		
Loan	Choon's Design LLC	$97,512	6%	100´% and 30% of the net profit generated on sales in the United States and Canada, form indirect sales to stores and direct internet sales, respectively.	None	upon the termination of exclusive distribution agreement between the Company and the distributor	If the Company is unable to repay the amount owed on the line of credit at termination of the exclusive distribution agreement the Company will sell to the distributor, no more than 30% of common shares of SG AS.
Line of Credit	Choon's Design LLC	$140,756	0%	Cost price of inventory sold to customers in the USA and Canada			

Ownership

A majority of the Company is owned by a few individuals. Those individuals are Sharper IVS and HL Marketing ApS.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Sharper IVS	521,301 common shares	56.55%
HL Marketing ApS	300,504 commons shares	32.6%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

SmartGurlz US Inc. ("SG Inc.") is a Delaware corporation incorporated on May 3, 2017. The Company provides a line of friendly self-balancing robots and action dolls that engage and encourage girls to learn to code, allowing girls six and up to immerse themselves in Science, Technology, Engineering, and Math ("STEM").

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $32,500 in cash on hand as of December 31, 2017 and about 80,000 USD in cash as of Marts 2018, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Convertible Note	February 13, 2018	Regulation D, 506 (b)	Convertible Note	$150,000	Marketing and operational expenses

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $7,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $7,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $500,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

During 2017 and 2016, a shareholder advanced funds to the Company to be used in operations. These advances were non-interest bearing. At December 31, 2017 and 2016, unpaid advances totaled $13,076 and $19,495, respectively.

During 2016, SG AS entered into a loan agreement with a shareholder to borrow 750,000 DKK (approximately $112,000 USD at the time of issuance). The loan bears interest at 6% per annum. The Company makes quarterly payments of 50,000 DKK, beginning May 1, 2017, until the principal amount is repaid. At various times in 2017, the Company borrowed additional funds totaling 1,495,000 DKK (approximately $225,000 USD) pursuant to the same terms noted above. At December 31, 2017 and 2016, amounts owed under this agreement totaled $376,170 and $106,137 USD, respectively.

The Company recognized and accrued interest expense of $13,652 and $1,039 during the years ended December 31, 2017 and 2016, respectively.

Future minimum payments of above debt are 200,000 DKK (approximately $30,000 USD) per year, until the principal balance is repaid in full.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure
None

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information

4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Sharmi Albrechtsen
_____
(Signature)

Sharmi Albrechtsen
_____
(Name)

CEO and Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Sharmi Albrechtsen
_____
(Signature)

Sharmi Albrechtsen
_____
(Name)

CEO and Director
_____
(Title)

April 20, 2018
_____
(Date)

/s/Jesper Nissen
_____
(Signature)

Jesper Nissen
_____
(Name)

COO and Director
_____
(Title)

April 20, 2018
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

SMARTGURLZ US INC.

CONSOLIDATED FINANICAL STATEMENTS (unaudited)
and
INDEPENDENT ACCOUNTANTS' REVIEW REPORT

SMARTGURLZ US INC.
CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
December 31, 2017 and 2016

Table of Contents

Page



F&A

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Stockholders & Management of
SmartGurlz US Inc.
New York, New York



FRUCI & ASSOCIATES II
A Professional Limited Liability Company

We have reviewed the accompanying consolidated financial statements of SmartGurlz US Inc. and Subsidiary ("the Company"), which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of operations and comprehensive loss, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As disclosed in Note 4 to the financial statements, the Company has a history of net losses, and relies on outside sources to fund operations. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that should be necessary should the Company be unable to continue as a going concern.

Fruci & Associates II, PLLC

Spokane, Washington
April 10, 2018

Members of:
WSCPA
AICPA

802 N Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
mail@fruci.com
www.fruci.com

SMARTGURLZ US INC.
CONSOLIDATED BALANCE SHEETS
(unaudited)
December 31, 2017 and 2016

ASSETS

	2017	2016
Current assets:		
Cash and cash equivalents	$ 33,127	$ 47,485
Inventory	428,461	42,261
Prepaid expenses and other assets	42,423	153,443
Total current assets	504,011	243,189
Machinery and equipment, net	31,145	42,414
Total assets	$ 535,156	$ 285,603

LIABILITIES AND STOCKHOLDERS' EQUITY

	2017	2016
Current liabilities:		
Accounts payable and accrued expenses	$ 48,772	$ 22,286
Accrued payroll and related expenses	54,725	6,750
Shareholder advances	13,076	19,495
Note payable to shareholder	376,170	106,137
Note payable	103,582	-
Revolving line of credit	248,613	-
Total current liabilities	844,938	154,668
Total liabilities	844,938	154,668
Commitments & contingencies	-	-
Stockholders' equity:		
Common stock: 1,000,000 and 767 shares outstanding	-	-
Additional paid-in capital	554,834	554,834
Accumulated deficit	(853,964)	(420,130)
Accumulated other comprehensive loss	(10,652)	(3,769)
Total stockholders' equity	(309,782)	130,935
Total liabilities and stockholders' equity	$ 535,156	$ 285,603

See independent accountants' review report. The accompanying notes are an integral part of these consolidated financial statements.

SMARTGURLZ US INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(unaudited)
For the Years Ended December 31, 2017 and 2016

	2017	2016
Sales, net	$ 765,177	$ 106,194
Cost of goods sold	(334,763)	(57,350)
Gross income (loss)	430,414	48,844
Operating expenses:		
Selling expenses	374,421	110,942
Wages and related payroll expenses	284,385	53,408
Research and development	201,993	262,559
General and administrative	126,926	70,865
Total operating expenses	987,725	497,774
Other income (expense)		
Grant revenue	94,916	59,000
Interest expense	(19,552)	(1,039)
Foreign exchange gain (loss)	(2,153)	434
Total other income (expense)	73,211	58,395
Net loss before provision for income tax	(484,100)	(390,535)
Provision for income tax	50,266	-
Net loss	(433,834)	(390,535)
Other comprehensive loss		
Foreign currency translation adjustment	(6,883)	(4,904)
Comprehensive loss	$ (440,717)	$ (395,439)

See independent accountants' review report. The accompanying notes are an integral part of these consolidated financial statements.

3

SMARTGURLZ US INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(unaudited)
For the Years Ended December 31, 2017 and 2016

	Shares - Common Stock, par value $0.000001	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance - December 31, 2015	50	$ 7,206	$ (29,595)	$ 1,135	$ (21,254)
Common shares issued for cash	643	441,491	-	-	441,491
Common shares issued for receivable	74	106,137	-	-	106,137
Net loss	-	-	(390,535)	-	(390,535)
Foreign currency translation adjustment	-	-	-	(4,904)	(4,904)
Balance - December 31, 2016	767	554,834	(420,130)	(3,769)	130,935
Share adjustment upon acquisition of subsidiary	999,233	-	-	-	-
Net loss	-	-	(433,834)	-	(433,834)
Foreign currency translation adjustment	-	-	-	(6,883)	(6,883)
Balance - December 31, 2017	1,000,000	$ 554,834	$ (853,964)	$ (10,652)	$ (309,782)

See independent accountants' review report. The accompanying notes are an integral part of these consolidated financial statements.

4

SMARTGURLZ US INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
For the Years Ended December 31, 2017 and 2016

	2017	2016
Cash flows from operating activities:		
Net loss	$ (433,834)	$ (390,535)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation expense	18,492	7,482
Change in operating assets and liabilities:		
Inventory	(386,200)	(42,261)
Prepaid expenses and other assets	4,883	(44,986)
Accounts payable and accrued expenses	26,486	20,243
Accrued payroll and related expenses	47,975	6,750
Net cash used in operating activities	(722,198)	(443,307)
Cash flows from investing activities:		
Purchase of machinery & equipment	(7,223)	(49,896)
Net cash used in investing activities	(7,223)	(49,896)
Cash flows from financing activities:		
Net proceeds (payments) from shareholder advances	(6,419)	(1,998)
Net proceeds from related party promissory note	270,033	106,137
Proceeds from issuance of common shares	-	441,453
Proceeds from payment of subscription receivable	106,137	-
Proceeds from issuance of note payable	103,582	-
Net proceeds from line of credit	248,613	-
Net cash provided by financing activities	721,946	545,592
Effect of foreign exchange rates on cash	(6,883)	(4,904)
Net increase (decrease) in cash	(14,358)	47,485
Cash at beginning of period	47,485	-
Cash at end of period	$ 33,127	$ 47,485
Non-cash transactions:		
Common stock issued for subscription receivable	$ -	$ 106,137
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

See independent accountants' review report. The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

SmartGurlz US Inc. ("SG Inc.") is a Delaware corporation incorporated on May 3, 2017. The Company provides a line of friendly self-balancing robots and action dolls that engage and encourage girls to learn to code, allowing girls six and up to immerse themselves in Science, Technology, Engineering, and Math ("STEM").

SmartGurlz A/S ("SG AS") was initially formed on April 30, 2015 as a private limited company ("ApS") in Denmark with the purpose to develop, manufacture, and market STEM products. On August 23, 2016, SG AS changed to a stock-based corporation.

On August 21, 2017, a stock exchange agreement was approved and executed by the board of directors. Pursuant to this exchange agreement, the three shareholders holding all authorized shares of SG AS agreed to exchange all their shares of SG AS for a proportional amount of the total authorized shares of SG Inc. This resulted in 767 shares of SG AS stock exchanged for 1,000,000 shares of SG Inc. Upon the execution of the agreement, SG AS became a wholly-owned subsidiary of SG Inc. There was no change in relative control between the three shareholders as a result of this stock exchange. For financial accounting purposes, the exchange resulted in a recapitalization in which the consolidated financial statements are prepared retroactively to include operations of SG AS prior to the merger.

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements of SmartGurlz US Inc. and its wholly-owned subsidiary, SmartGurlz A/S (together referred to as "the Company") have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

The consolidated financial statements are presented in United States Dollars. SG Inc.'s functional currency is United States Dollars. SG AS's functional currency is Danish Krone ("DKK"), and have been translated for financial statement presentation. The translation from SG AS's functional currency to United States Dollars resulted in a foreign currency adjustment of $6,883 and $4,904 at December 31, 2017 and 2016, and was recorded as comprehensive loss on the Consolidated Statements of Operations and Comprehensive Loss.

The accompanying consolidated financial statements include the accounts of SG Inc and SG AS. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2017 and 2016, the Company recognized $137,941 and $16,657 in advertising costs, respectively.

Risks and Uncertainties

As of December 31, 2016, the Company commenced full-scale operations. The Company's activities since inception consisted primarily of product and business development, and efforts to raise capital and expand its customer base. As the Company continues to grow and expand its operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Revenue Recognition

The Company recognizes revenue on sales of its flagship products only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017 and 2016, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in federally-insured bank deposit accounts.

Inventory

Inventory is stated at the lower of cost or market and is accounted for using the first in first out basis ("FIFO"). The Company records impairment and obsolescence reserves against inventory balances as deemed necessary. No such reserve was deemed necessary at December 31, 2017 and 2016.

Machinery and Equipment

Machinery and equipment is recorded at cost. The Company capitalizes individual machinery and equipment over $5,000 and with a useful life of greater than one year. Depreciation is recorded over the estimated useful lives of the related assets using the straight-line method. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2017 or 2016. See Note 8 for further discussion.

Software

Costs for internally-developed software to be marketed to outside users are recorded pursuant to ASC Section 985 *Software.* Research and development costs prior to attaining 'technological feasibility' are expensed as incurred. Costs incurred thereafter to develop final software product are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of internally-developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. During the years ended December 31, 2017 and 2016, there were no significant software development costs requiring capitalization and subsequent amortization pursuant to ASC Section 985.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> *Level 1* - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

> *Level 2* - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

> *Level 3* - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the Consolidated Balance Sheets approximate their fair value.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service, which has a statute of limitation of three years from the due date of the return. As such, all tax years from inception are open for potential examination. SG AS operates in Denmark and accounts for income taxes based on the provisions promulgated by the Danish Ministry of Taxation, which has a statute of limitation of three years from the date of the return.

As SG Inc. was formed in 2017, no tax return has yet been filed. However, the Company has operating losses that are expected to result in a net operating loss for tax purposes, on which, future tax benefits may be recognized. However, as of December 31, 2017, no such benefit is expected to be recognized in the near term on any net operating loss, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

Management has evaluated events through April 10, 2018, the date that these financial statements were available to be issued. See Note 10.

NOTE 2 – COMMON STOCK

The Company has 1,000,000, $0.000001 par value, shares of common stock authorized at December 31, 2017. At December 31, 2017, there were 1,000,000 common shares issued and outstanding.

During 2017, the Company issued 1,000,000 common shares to three individuals in exchange for their ownership interest in SG AS. After the issuance, SG AS became a wholly-owned subsidiary of SG Inc.

NOTE 3 – NOTE PAYABLE AND LINE OF CREDIT

During 2017, the Company entered into a loan agreement to borrow $174,000 from the Company's primary distributor. The note bears interest at 6% per annum and matures upon the termination of exclusive distribution agreement between the Company and the distributor. At December 31, 2017 and 2016, the balance of outstanding principal was $103,582 and $0, respectively.

Also during 2017, the Company entered into a line of credit agreement with distributor to borrow up to $5,000,000 to be used for certain expenses required to manufacture, market, and sell products in the distributor's market. This line of credit is noninterest bearing. The distributor is entitled to 30% of the net profit generated on sales in the United States and Canada. If the Company is unable to repay the amount owed on the line of credit at termination of the exclusive distribution agreement the Company will sell to the distributor, no more than 30% of common shares of SG AS. At December 31, 2017 and 2016, the balance of outstanding principal was $248,613 and $0, respectively.

These two agreements mature upon the expiration of the exclusive distribution agreement, which is December 31, 2018. The distribution will be renegotiated prior to expiration, after which, the agreement will automatically renew for an additional one-year term at every future termination date.

NOTE 4 – BASIS OF REPORTING – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $853,964 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 5 – RELATED PARTY TRANSACTIONS

During 2017 and 2016, a shareholder advanced funds to the Company to be used in operations. These advances were non-interest bearing. At December 31, 2017 and 2016, unpaid advances totaled $13,076 and $19,495, respectively.

During 2016, SG AS entered into a loan agreement with a shareholder to borrow 750,000 DKK (approximately $112,000 USD at the time of issuance). The loan bears interest at 6% per annum. The Company makes quarterly payments of 50,000 DKK, beginning May 1, 2017, until the principal amount is repaid. At various times in 2017, the Company borrowed additional funds totaling 1,495,000 DKK (approximately $225,000 USD) pursuant to the same terms noted above. At December 31, 2017 and 2016, amounts owed under this agreement totaled $376,170 and $106,137 USD, respectively.

The Company recognized and accrued interest expense of $13,652 and $1,039 during the years ended December 31, 2017 and 2016, respectively.

Future minimum payments of above debt are 200,000 DKK (approximately $30,000 USD) per year, until the principal balance is repaid in full.

NOTE 6 – OPERATING LEASES

SG AS leases office space in Lyngby, Denmark. The lease requires monthly payments of 5,346 DKK (approximately $805 USD) and terminates on June 30, 2019. During the year ended December 31, 2017 and 2016, rent expense recognized under this lease agreement totaled $20,832 and $4,954 and was recorded in general and administrative expense on the Consolidated Statements of Operations and Comprehensive Loss.

Future minimum lease payments for the years ended December 31, 2018 and 2019 are approximately $10,000 and $5,000, respectively.

NOTE 7 – GRANT REVENUE

During 2017 and 2016, the Company recognized revenue related to two separate grants from Innovation Fund to be used on the InnoBooster program. One grant allows the Company to submit certain agreed-upon costs up to a maximum of 1,329,075 DKK (approximately $200,000 USD) during the period from February 2017 through February 2018 for reimbursement. As of December 31, 2017, $94,916 USD of the budgeted costs have been submitted, approved, reimbursed to the Company, and recorded as revenue. During 2018, the termination date of the grant was extended to September 1, 2018. As of the report date, approximately 1,000,000 DKK (or $150,000 USD) of the grant budget has been recognized as revenue. The other grant allows the Company to submit certain agreed-upon costs up to a maximum of 411,000 DKK (approximately $59,000 USD) during the year ended December 31, 2016, this was the full grant amount and was recognized during 2016.

NOTE 8 – MACHINERY AND EQUIPMENT

Machinery and equipment consists of the following at December 31:

	2017	2016
Tooling	$ 50,367	$ 44,254
Computers	2,641	-
Equipment	6,301	5,536
	59,309	49,790
Accumulated depreciation	(25,974)	(7,482)
Effect of changes in foreign exchange rates	(2,190)	106
Total machinery & equipment	$ 31,145	$ 42,414

The useful life of all assets was estimated at five years. Depreciation expense for the years ended December 31, 2017 and 2016 was $18,492 and $7,482, respectively, and was allocated between research and development, general and administrative, and selling expenses, based on estimated usage.

NOTE 9 – CONCENTRATIONS

The Company operates in European and North American markets. Substantially all of its sales revenues are facilitated through contracted distributors. During 2017, approximately 84% of sales were facilitated through one distributor. There were no significant sales concentrations for the year ended December 31, 2016.

NOTE 10 – SUBSEQUENT NOTE PAYABLE

On February 13, 2018, the Company executed a promissory note payable for $150,000. The loan is non-interest bearing and requires minimum monthly payments of $1,192 until termination 12 months from the date of issuance. Issued alongside the note was a stock warrant to purchase a number of shares equal to 40% of the original principal issued under the promissory note. These warrants have a term of 10 years, and are exercisable upon specific qualified financing as defined in the warrant agreements.

EXHIBIT C
PDF of SI Website



Invest in SmartGurlz

Digital learning, coding robots, and apps aimed at girls.

Edit Profile

$1,000	$7,000,000	Crowd Note
Minimum	Valuation cap	Security Type

INVEST

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exhange or is acquired.

SmartGurlz is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by SmartGurlz without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

> Lifetime Revenue: $1 million +

> Units Sold: 15,000 +

> Aired on ABC's Shark Tank, received an offer from Daymond John

> Distribution channels include Amazon, Walmart, and Learning Express

> Partnered with Girl Scouts, BlackGirlsCode, Google, and more

> 2016 - 2017 revenue growth of 620%

> Filed US and international patents on design

Fundraise Highlights

> Total Round Size: US $2,000,000

> Raise Description: Seed

Minimum Investment: US $1,000 per investor
> Security Type: Crowd Note
> Valuation Cap: US $7,000,000
> Target Minimum Raise Amount: US $500,000
> Offering Type: Side by Side Offering

Disrupting the $40 billion EdTech market with educational tech products and reaching girls through a unique verbal-emotive curriculum, robots and apps in math, coding and technology. Zero to coding in 60 seconds!

The Problem

World-wide, there is a shortage of STEM (Science, Technology, Engineering, Math) professionals and women are not taking STEM educations. The gender gap begins early with girls beginning to self-select away by age 11 due to a lack of confidence and interest.

The Solution

The time is right for SmartGurlz. SmartGurlz is backed by research to show that in order to engage more young girls, we need to address their preferred learning styles and brain function. SmartGurlz is more than just a fast-growing company, we are a movement of loyal customers who believe that girls need more than just exposure – they want tailored products that excite, ignite and engage.

The company was launched under the premise that a one-size-fits-all educational industry was failing our young girls in math and science. Research backed by brain studies support that play patterns including stories, art, music, creativity as well cooperation (instead of competition) are better suited for engaging girls and young women.

SmartGurlz is a bridge between the two worlds – of story-based play and technology.

The Media

ABC's Shark Tank: *'SmartGurlz will change the Future, I am in.'* Daymond John.

CNN: *"SmartGurlz is a cool gadget that teases the future."*

Forbes: *"SmartGurlz….gives a verbal lesson in brain development in girls and boys, with the later first developing grey matter that thrives on spatial reasoning, and the later, excelling in verbal and social skills."*

Fox and Friends: *'Technology that makes children smarter.* SmartGurlz is a line of self-balancing action dolls that encourage young women to become tomorrow's programmers.

Huffington Post: *"SmartGurlz is part…. of the 'maker movement' to inspire kids to create, instead of just consume technology. I think if we give them the tools to use – kids will be coming home with 'apps' they made in school, along with the drawings we post on the refrigerator door."*

Wired: *"Whatever gets a child interested, it's on parents and educators to make sure the spark stays alive. And maybe it's the increasingly sophisticated, increasingly awesome, and increasingly inexpensive robots that can begin to transform the way America gets girls into science and tech. Short of becoming self-aware and taking over the world, the machines certainly couldn't hurt."*

BBC: *"Via the SmartGurlz SugarCoded app, girls learn how to code their Siggy Robots to carry out missions and adventures. They have to read maps and find imaginary items on the floor to help their characters complete their missions."*

Fox Business News: *'…a cool tech toy that encourages girls to learn code.'*

AdWeek: *'*37 Women Who Are Disrupting the Status Quo and Championing Gender Diversity in Advertising and Tech: Sharmi Albrechtsen'

The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

Pitch Deck

‹ ›

Product & Service

The Product

A software and hardware platform that connects verbal-emotive thinking with coding robots. Zero to coding in 60 seconds.

- App Control | SugarCoded e-learning platform is available in iOS, Android and Kindle. Translated into 6 languages including French, Spanish and German.

- Games & Missions | Verbal-emotive learning exercises and games that engage girls via preferred learning techniques

- Coding | Step-by-step block coding exercises similar to Scratch and Google Blockly

- Stories | Engaging illustrated e-books on all SmartGurlz characters

The Target Customer: Girls between the age of 5 and 12 years old.

The Business Model

The first product is an app-controlled, self-balancing scooter with action character as well as learning app, SugarCoded that has self-paced tutorials, ebooks, games and missions. The company will also launch a subscription model with additional apps, AR games and physical toys that is tailored to this audience and builds on the first robotic purchase.

The company also has original content in character books and its brand strategy will be building a licensing revenue based on its mission of girl empowerment.

In addition, SmartGurlz has been approached by Nickelodeon, Walmart and Warner Bros. to support existing content or brand franchises with coding products and apps.

The Market

The U.S. education market is estimated to be about $1.3 trillion dollars with K-12: ~$670 billion. Edtech companies have a total worth of more than $8 billion of this space and the spend is growing by parents each year.

Recent changes in federal and state educational standards will require that children are proficient in computer science and other STEM-related curriculum and both parents and schools will be pressed to find engaging solutions for young learners. Major companies such as Microsoft, Ford, Apple, Adobe and Uber are investing heavily in programs to encourage more girls and women into STEM. While girls are natural born scientists, statistics show that most girls lean away from STEM by age 11 and less than 7% of women graduate with STEM degrees. We believe this is due to teaching methods.

The Competition

MGA Entertainment has a DIY STEM brand addressing pre-teen girls however offers no coding curriculum. Specifically on the coding robot category – Wonder Workshop, Sphero, Little Bits and Root Robotics are competitors but offer no products aumed at girls.

These products are either masculine or gender neutral, target a higher income audience with prices at $150+ and are currently not adequately addressing our target audience.

Strategic Barriers to Entry

SmartGurlz has unique creative competencies in curriculum, growing influencer base and profitable niche market that many larger players have not entered. Patent, design patents, trademarks, IP security measures (trade secrets) and copyright applications have been filed to protect core technology.

The Success

curriculum approach is evidence-based and has generated returns: we have been able to efficiently allocate resources from our first Angel raise ($450k) toward marketing and bring our sales up from $106,000 in 2016 to $765,000 in 2017, calculating a compounded annual growth rate of 620%. Additionally, SmartGurlz continues to acquire customers, recently adding the Girl Scouts of America as new wholesale customer.

Gallery





Sir Richard Branson.jpg.

Media Mentions















Forbes

heavy.



heavy.

South China Morning Post

FT FINANCIAL TIMES





HOME BUSINESS

VIRGINIA LIVING

Fatherly











TechCrunch DISRUPT







SmartGurlz™, like all successful inventions, was born of necessity, by a mother who became frustrated when trying to find educational coding toys for her daughter, Nina. Meet Sharmi; she saw a gap in the market to create a robot for doll-loving girls, while at the same time inspiring their interest in STEM-related subjects. In creating SmartGurlz™, Sharmi with her husband senior engineer, Jesper Nissen created the world's first self- balancing coding robot for girls. What started as a labor of love for her daughter, has evolved into a company that empowers girls everywhere with skills to become confident, inspiring women.

The company has grown significantly since its airing on ABC's Shark Tank, where they made an on-air deal with Daymond John. The company has agreed to work with Daymond on future licensing projects. SmartGurlz now has a winning team of senior people with experience from Hasbro, LeapFrog , Adobe and Nintendo.

SmartGurlz has grown from being a family-founded company to a small international company with offices in Copenhagen, New York, and Silicon Valley. We believe that all our partners, investors, employees and most importantly customers are treated with kindness, respect, and honesty.

Our mission is to be the leader in STEM-related products tailored to young girls ages 5-12. Our vision is to increase the number of young girls who choose STEM-related education and careers.

Founders and Officers



Sharmi Albrechtsen
CEO

Sharmi has more than 20 years of experience as a director of learning, communication and marketing. In addition, she is a charismatic author who introduced her life story about happiness to Oprah Winfrey in 2011 during a live televised version of Oprah's Life Class.

As a STEM executive, she has been leading communication and marketing departments of major pharmaceutical companies and medical devices.

Since 2016, she has worked tirelessly for SmartGurlz and was able to battle her way through 40,000 company contestants to be chosen to appear on ABC's Shark Tank in November 2017 with guest investor Richard Branson. Sharmi won the respect of all Shark's but decided on Daymond John as the right partner on air.

Sharmi was recently nominated to AdWeek's top 37 women 'Who Are Disrupting the Status Quo and Championing Gender Diversity in Advertising and Tech.'



Martin Pidel
CMO

Martin brings over 20 years of toy industry experience to Smartgurlz.

As Vice President of Global Brand at Hasbro and Executive Vice President of International at LeapFrog, he has led some the industry's most iconic brands including Star Wars and Sesame Street. Martin has spearheaded the introduction of brands with top retailers around the world, brokered licensing deals with industry leading studios, and brought hundreds of toys to the market, including many award winners such as Big Hugs Elmo, voted pre-school toy of the year 2014.

Martin is passionate about the SmartGurlz mission. In addition to his decade long involvement in educational toys, most recently he partnered with developers on a startup application for students to make informed education choices based on life and career goals. Introducing girls to coding with a fun and engaging toy will help many realize a passion for technology early on in their education putting them on a path for the leadership positions of tomorrow.



Jesper Nissen
COO



Jesper is an experienced innovator with great experiences from 3 successful startups during more than 30 years in the high tech production and development industry.

Jesper holds a degree in Mechanical engineering as well as a MBA.

Jesper managed the development team of Phase One, the world's first and best digital camera for professional photographers.

Jesper also worked on high tech production methods for manufacturing of camera lenses for mobile phones, as Company that was later sold to ADC in China. He also worked at Reson AS as part of the management team - Reson was sold to American Teledyne.

Lately Jesper has worked intensively with Sharmi for SmartGurlz, with the overall responsibility for Operations, including production in China, and Research and Development at the Danish Technical University in Denmark.

Would you like to connect with the SmartGurlz's team?   YES   NO

Key Team Members



Rob Perry

VP of Online Sales



Ewerton Ruiz

Software specialist

Notable Advisors & Investors

 0 Matthew Eager



Investor, President of Otra Capital



Yonatan Raz-Fridman

Investor, Chairman of ICAP Patent Brokerage



Julie Aigner Clark

Advisor, Former CEO and Founder of Baby Einstein. Exited to Disney



Reyne Rice

Advisor, CEO, ToyTrends: Global Toy Trend Expert, Industry Analyst, VP of Sales Mattel



Siri Lackovic

Advisor, Advisor, former CMO Adobe



Daymond John

Advisor, Chairman of the Shark Group



Martin Nichols

Advisor, Partner DLA Piper

Q&A with the Founder

Q: Please detail your manufacturing and distribution strategy,

SmartGurlz:

All products and IP are developed by SG and SG has signed a manufacturing agreement with LongShore in China, where production and quality approval system has been set up. Production capacity is more than 500,000 products a year. Products are purchased, MOQ 25.000 products, and shipped by sea to The Choon's Design (Rainbow Loom) warehouse in Detroit, from where distribution takes place to direct customers or larger online outlets such as Amazon and Walmart.com.

Q: Please detail your strategy to scale post-raise and product roadmap.

SmartGurlz:

Our major activities will be focused on increasing market share with awareness marketing. We have a contest, a viral video, several educational/marketing videos for social media planned. This year, we will launch a new male character as well as accessories. In addition, we are really excited about a new subscription model we are planning that includes a monthly SmartGurlz pouch with new activities, maps and learning exercises. In addition, Walmart has requested 2 new custom-made retail products for 2019.

Q: What do you view as your exit opportunity?

SmartGurlz: We will probably be acquired by either a toy, robotics, or education company. Several have already shown interest.

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $2,000,000
Minimum investment:	US $1,000
Target Minimum:	US $500,000
Maximum Raise Amount:	US $2,000,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $7,000,000
Interest rate:	5.0%
Note term:	18 months

Additional Terms

Investor Proxy Agreement	All non-Major Purchasers will be subject to an Investor Proxy Agreement ("IPA"). The IPA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with Company's offering materials for additional details.
Closing conditions:	While SmartGurlz has set an overall target minimum of US $500,000 for the round, SmartGurlz must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to SmartGurlz's Form C.
Regulation CF cap:	While SmartGurlz is offering up to US $2,000,000 worth of securities in its Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Investor Perks

We love and appreciate our investors - so check out our great perks!

- **All investors who invest $1,000 or higher |** free SmartGurlz product with Siggy Power with 1-year newsletter subscription and expert report from Dr. Abigail James on Teaching the Female Brain. Plus a personal signed letter and picture from the founders saying 'Thank You' and your name in our Hall of Fame page on www.smartgurlz.com.
- **Investments of $2,500 or higher |** SmartGurlz 2-Pack with Siggy Power and subscription and report. Plus: **We will tape a short interview of you that will be included on one or more of these: our website, Facebook, Twitter, presentations, interviews, blog posts, etc.**
- **Investments of $10,000 or higher|** SmartGurlz 4-Pack with a subscription and report. Plus: We will add your name to our national **media list**, so next time when a local journalist wants to interview a product fan, we will provide your contact details. Plus a 10-minute personal **SKYPE** call with the founders.
- **Investment of $25,000 or higher | For the kids:** SmartGurlz Super Slumber Party Pack – 8 products with Siggy Power and subscriptions, matching SmartGurlz jammies, slumber bags and balloons. **For the adults: Visit our NYC office and lunch** for 2 **with the CEO** Sharmi Albrechtsen in **NYC**
- **Investment of $50,000 or higher**
  | SugarCoded Special.
  For the kids: Donate a SmartGurlz Class Pack your local school – 24 products with Siggy Power and subscriptions. **For the adults: Design an educational mission including art-work with our games developer in our new app, SugarCoded 2.0 and be named as a contributor in the app.**
- **Investment of $75,000 or higher |** name, design and add a storyline to our next SmartGurlz character (boy or girl) that will go into production, includes exclusive packaging and sold online and at retail Q4 2018. Work with our design team and have your child (son or daughter/husband or wife) named as our next character! WOW! a gift that is priceless. **For the adults:** a seat on our parents advisory board. Only 2 available.
- All the investors above will receive the following: Investor-only V.I.P offers throughout the year, including events, receptions, launch parties, sales, and product launches as well as a Subscription to the SmartGurlz Quarterly Investor Newsletter

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of SmartGurlz's prior rounds by year.

This chart does not represent guarantees of future valuation growth and/or declines.



Pre-Seed

Round Size	US $700,000

Closed Date June 13, 2016

Security Type Preferred Equity

PROFILE MENU

Highlights

Overview

Product & Service

The Team

Q&A with Founder

Term Sheet

Investor Perks

Prior Rounds

Financial Discussion

Market Landscape

Data Room

0 comments

FAQs

SeedInvest

Financial Discussion

Please see the financial information listed on the cover page of the Form C and attached to this profile in addition to the following information. Financial statements are attached to the Form C as Exhibit B.

Operations

SmartGurlz US Inc. ("SG Inc.") is a Delaware corporation incorporated on May 3, 2017. The Company provides a line of friendly self-balancing robots and action dolls that engage and encourage girls to learn to code, allowing girls six and up to immerse themselves in Science, Technology, Engineering, and Math ("STEM").

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $80,000 in cash as of March 2018, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its units (or grants options over its units) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their units than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your units (or the notes convertible into units) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Market Landscape

The U.S. education market is estimated to be about $1.3 trillion dollars with K-12: ~$670 billion. Edtech companies have a total worth of more than $8 billion of this space and the spend is growing by parents each year.

Risks and Disclosures

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of $853,964 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company was originally formed as a foreign company, operating overseas and headquartered in Denmark, which may pose unknown risks. To the extent the Company continues operations overseas, it is subject to foreign laws and regulations regarding privacy, data protection, and other matters. Foreign data protection, privacy, and other laws and regulations are often more restrictive than those in the United States. These foreign laws and regulations are evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain.

Cyclical and seasonal fluctuations in the economy and in traditional retail shopping may have an effect on our business. Both cyclical and seasonal fluctuations in traditional retail seasonality may affect our business. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The Company's cash position is relatively weak. The Company currently has only $33,127 in cash balances as of December 31, 2017. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive recruitment space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company has indicated that it has engaged in certain transactions with related persons. Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

The Company has a manufacturing contract with a company that manufactures the product in China. There is the potential that the company could experience manufacturing difficulties and have trouble shipping on time as a result. If the Company uses a single or limited number of suppliers, they may be at risk of shortage, price increases, changes, delay, or discontinuation of key components, which could disrupt and adversely affect its business.

The development and commercialization of our products and services are highly competitive. We face competition with respect to any products and services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products and services.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Sharmi Albrechtsen and Jesper Nissen. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in SmartGurlz

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by SmartGurlz. Once SmartGurlz accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to SmartGurlz in exchange for your securities. At that point, you will be a proud owner in SmartGurlz.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, SmartGurlz has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now SmartGurlz does not plan to list these securities on a national exchange or another secondary market. At some point SmartGurlz may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when SmartGurlz either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?
This is SmartGurlz's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the SmartGurlz's Form C. The Form C includes important details about SmartGurlz's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?
For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?
If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

EXHIBIT D
Investor Deck

SmartGurlz

teaching girls to code



This presentation contains offering materials prepared solely by SmartGurlz without the assistance of SI Securities, and not subject to FINRA Rule 2210. This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry.

These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility f or the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

THE PROBLEM

2.4 MILLION STEM* JOBS UNFULFILLED IN 2018

ONLY 7% STEM* DEGREES ARE AWARDED TO WOMEN!

74% of young girls are interested in STEM.

But by age 11, **70%** self-select away due to lack of math confidence.

Why? STEM, math and computer science are dominated by **traditional teaching methods**

*STEM: Science, Technology, Engineering, Math

FEMALE BRAIN

White Matter
Girls have 10x connecting matter for language and communication.

SmartGurlz: Characters encourage role play, dialogue and communication.

Larger Hippocampus size
Greater Memory and **Stronger** social skills.

SmartGurlz: Social –emotional learning via open play and role play.

The female brain can recharge without entering a rest state

Intelligence
Verbal-emotive. Superior in reading and writing.

SmartGurlz: story-based learning, real-world contexts and applied math.

SOLUTION:
WE ADDRESS THE FEMALE BRAIN TO INCREASE CONFIDENCE IN STEM

POWERED BY SCIENCE



TEACHING the FEMALE Brain

How Girls Learn Math and Science

Abigail Norfleet James

TEACHING THE FEMALE BRAIN: HOW GIRLS LEARN MATH AND SCIENCE. DR. ABIGIGAIL JAMES STANFORD MEDICINE. HOW MENS AND WOMENS BRAINS ARE DIFFERENT, MARCH 2017



SMARTGURLZ

A software and hardware platform that **connects verbal-emotive thinking** with coding robots.

ZERO TO CODING IN UNDER 60 SECONDS

PRODUCT FEATURES

SMART IS COOL!



Remote Control

- Instant play "remote control" mode with mobile app
- Learn control and movement of the robot
- Draw a path and watch the robot follow the path



Games and Missions

- Games that include story elements and specific missions
- Missions designed to develop problem solving and programming skills in the context of gaming



Coding

- Start coding using pre-configured logic and commands
- Assemble code to create your own apps
- Exercise math, logic, and programming skills at the same time



Sugar
CODED

Apps

- Test mode allows you to compile and test your code before running on robot
- Sandbox for saving, and re-using your code and apps
- Toggle button to see your code translated to java script



Jen
Mechanical Engineer
Maria
Math Genius
Jun
Chemistry Star
Emma
Creative Designer
Zara
Computer Wizard











INSPIRING & COMPELLING HARACTERS

Jun
SmartGurlz Adventures

E-Books

- As part of mobile application
- Unique characters with expertise in STEM discpline
- Character background and story

Excite ● Ignite ● Engage



Our Mission is to be the leader in STEM-related products tailored to young girls ages 5-12.

Our Vision is to increase the number of young girls who choose STEM related education, activities and careers.



TARGET CUSTOMERS



>$2.2 Billion

SmartGurlz Market Opportunity 150 USD pr customer $1,1 Billion



14M+

Targeting 7.5 million girls of middle income with smart devices



7.5 M

Number of females between the ages of 5 to 14 living in the US*



>$850

Annual spending on EDTECH (per child)



40%

Parents spending more on EDTECH each year

Rubicon Project survey of 1,000 parents in June 2015.
US Census Bureau
SmartGurlz Confidential © 2017

TOTAL ADDRESSABLE MARKET

200 Million
Potential Worldwide Customers

$30B
Girls Worldwide

14 Million
Potential USA Customers

$2B
Target girls age 5-12

10 Million
Customers interested in STEM

$15B
Interested in STEM at age

7.7 Million
Customers with Smartphones

$1.1B
Addressable market USA

500,000
Customers (6.5%) in 2020

$75M
SmartGurlz Y 2020

SG 2017 SALES

PERFORMANCE AND RAPID ADOPTION



$1 MILLION+ in Lifetime Revenue

Growing **40%** month to month Up to SHARKTANK

Chart values:
- August: $34,668
- September: $51,858
- October: $73,110
- November: $363,744

Y-axis: $50,000 / $100,000 / $150,000 / $200,000 / $250,000 / $300,000 / $350,000 / $400,000



Courtesy of Disney/ABC and Richard Branson



Founded in 2015 and launched late 2016



6 employees



Offices in New York and Copenhagen, Denmark



300K USD EU innovation grant



Lifetime revenue +1 M USD + 20,000 Customers

Sale 2016 - 2017

$900,000
$800,000
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000

0,11MUSD

0,76MUSD

6x

2016

2017

Revenue reported ex. grants

SmartGurlz Sales Forecast

Revenue and Profit Forecast

Year	Amount of products sold **SMARTGURLZ**	Share of total customer base
2020	781,818	6.5%
2019	254,545	2.1%
2018	100,000	0.8%
2017	14,286	0.12%
2016	2,031	0.06%

- 2016 Sales was generated in Europe on a pilot run
- Estimated that 10% -> 20% will sign up for subscriptions for a period of 9mth



This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

COMPETITIVE LANDSCAPE



Appeals to Girls (Ages 5-12)
SmartGurlz
teaching girls to code
Barbie
Project MC2
GoldieBlox
Geo Safari
Nancy B's
Lego Friends
Hasbro Coding Belle
GEARS
Low Tech STEM
Gender Neutral
High Tech STEM
Ozobot
SPHERO
K'NEX
LEGO BOOST
Coder
MIP
Anki Cosmo
Circuit Cubes
Legos
Meccano
Hot Wheel
Appeals to Boys (Ages 5-12)

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

Use of Proceeds



New Product Development & Augmented Reality **8%**

General: Key Hires, working capital **31%**

Marketing, Sales and Subscription Model **62%**







Marketing & Sales:
· Facebook Ads and Sales Funnels
· Affiliate Marketing
· Online Influencers

R&D:
· Product development
· Accessories
· Subscription development

Inventory: pre-payment and other sources

General and Administrative:
· Sales & admin staff
· Developer
· Marketing
· Warehouse

EFFECTIVE MARKETING IS KEY

Amazon ACOS is **10 percent**

Projected Sale 2018 - 2020

Marketing & Sales



- Facebook Ads and Sales Funnels
- Direct Response Webinar
- Affiliate Marketing
- Online Influencers
- Community Online/Offline
- Licensing
- Viral Video by Joel Ackerman
- Distribution and retail channel management

$90,000,000

$80,000,000

$70,000,000

$60,000,000

$50,000,000

$40,000,000

$30,000,000

$20,000,000

$10,000,000

3MUSD

2018

6x

18MUSD

2019

3x

58MUSD

2020

PRODUCT ROAD MAP



2017
Siggy 1.0 and SugarCoded



2018
Mini-subscription model
Augmented Reality
Mixed Reality

SugarCoded 2.0



2019
Build-kits
Livestream
Video Camera
HoverBoard
Robotic Vehicles



2019
Licensing Opportunities



2019
Subscription Models

Buy or Subscribe?

In 2018, SmartGurlz plans to launch a mini-subscription service to seek a recurring revenue

One-time cost of **$79.99!**

$19.99



6x **$9.99** for a monthly subscription with **SmartGurlz** pouch

Influencers



My Froggy Stuff

+ 1,5 m YouTube Subscribers
+ 193 k Instagram Followers



CHLOE'S AMERICAN GIRL DOLL CHANNEL
NEW VIDEOS EVERY WEDNESDAY & SATURDAY

Chloe's American Girl Doll Channel

+ 280k YouTube Subscribers
+ 22 k Instagram Followers



KAYLEE BUG TV

Kaylee Bug TV

+ 290 k YouTube Subscribers

Community

Facebook

+ 5,5 k Followers

SmartGurlz
MEET SIGGY

Instagram

+ 1,5 k Followers

















Rock on!

Media

Forbes

THE HUFFINGTON POST

BBC

CBS NEWS

FT FINANCIAL TIMES

TC

Recommended by Working Mother!

+ many more

SENIOR TEAM WITH EXPERIENCE FROM

Nintendo, Adobe, Hasbro and LeapFrog





ROB PERRY
VP Online Sales

- Online Sales Former Director for Nintendo Online
- Digital Marketing Activation + Optimization - Social media, SEM, SEO, email, affiliate, display, retargeting, SMS, push notifications, mobile and direct mail.

JESPER NISSEN
Co-founder and CTO
Copenhagen

- Engineer and Industrial designer
- The innovation behind the world's first commercial digital camera back
- 20+ years of R&D experience, engineering, production, supply chain and logistics
- Exited 3 successful tech companies: Phase One A/S, Kaleido, Reson to Teledyne







SHARMI ALBRECHTSEN
Co-founder and CEO
New York

- Media savvy, creative director with experience in co-creation and learning
- Marketing, sales, PR & strategic alliance
- 20+ years in STEM consumer education
- MBA Copenhagen Business School

SIRI LACKOVIC
CMO Silicon Valley

- Brand strategy and creative design expertise
- 14+ years managing the Adobe brand
- 20+ years in marketing and sales

MARTIN PIDEL
VP Sales/Business Development
Silicon Valley

- Former VP of Sales Hasbro and EVP of Sales at Leap Frog
- Responsible for Sesame Street Collaboration iniatitives.



Nutshell:

SmartGurlz Revolutionizes STEM for Girls

- Only software and coding robot that uses **GENDER-BASED BRAIN research** in its curriculum

- Technology: **DESIGN PATENTED** and trade secrets

- **Growing** grass-roots loyal COMMUNITY

- **Senior team with experience** from NINTENDO, ADOBE, HASBRO AND LEAPFROG

- Traction: **NEARLY $1 MILLION IN REVENUE** since launch and 16,000 products on the market in US and Europe

- **Beat 40,000 companies** to air on ABC's SHARK TANK Q4 2017

EXHIBIT E
Video Transcript

Our daughters are growing up in a world where the number of women studying computer science and engineering is shrinking. Less than 24% of workers are women. How can we change that?

Introducing SmartGurlz. New and fun way of learning code. Combining robots, dolls, and smart apps. SmartGurlz is a robot for a girl that thinks she would never play with robots. We make coding relatable, relevant, and fun by connecting the toys that girls already play with. Siggy uniquely self-balances on two wheels, and she can carry most fashion dolls. With our SugarCoded app, girls can program Siggy to do an unlimited number of things. Just connect with a tablet or phone.

SmartGurlz is designed to be programmed by children using our easy-to-use SugarCoded app.

"As a scientist, I think it's really important that children learn from a young age early coding concepts. As part of my current job, I use coding nearly every day, and I think that If I had been introduced to coding earlier on when I was younger, instead of in my 20s, then I would have been able to make certainly bigger strides in my career."

With e-books, animations, and stories, as well as integrating existing coding languages, like Scratch and Blockly. Let's work together and inspire girls to lean in and take a leap into technology. Let's make all girls SmartGurlz.